UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 10, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROGRESS ANNOUNCEMENT ANNOUNCEMENT IN

RELATION TO THE ACCEPTANCE OF APPLICATION

MATERIALS FOR ADMINISTRATIVE PERMISSION FOR

THE NON-PUBLIC ISSUANCE OF

H SHARES BY THE CSRC

China Eastern Airlines Corporation Limited (the “Company”) and all members of the Board undertake the authenticity, accuracy and completeness of the contents contained herein and that this announcement contains no false representation, misleading statement or material omission.

Reference is made to the Company’s announcement dated 10 July 2018, overseas regulatory announcements dated 15 March 2019, 9 April 2019 and 26 April 2019, progress announcements dated 30 August 2018, 18 October 2018 and 15 March 2019, circular dated 13 August 2018 (the “Circular”) and poll results announcement dated 30 August 2018 in relation to, among others, the non-public issuance of A shares and non-public issuance of H shares by the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The non-public issuance of A shares and non-public issuance of H shares are mutually conditional upon each other. If the non-public issuance of A shares is not approved by the China Securities Regulatory Commission (the “CSRC”), the non-public issuance of H shares will not proceed.

The Board of the Company announces that, on 9 May 2019, the Company received the “Acceptance Notice of the Application for Administrative Permission from the CSRC” (Acceptance Serial No.: 190967) (the “Acceptance Notice”) issued by the CSRC. According to the Acceptance Notice, the CSRC considered that the application materials for the non-public issuance of H shares by the Company were complete, and thus decided to accept the application for administrative permission.

The non-public issuance of H shares is subject to the approval by the CSRC. The Company will promptly disclose relevant information according to the progress of relevant matters. Investors are advised to pay attention to investment risks.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 9 May 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).